Exhibit 99.1

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and June 30, 2026

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(IN U.S. DOLLARS)

	December 31, 2025	June 30, 2026
ASSETS
Current assets
Cash and cash equivalents	$8,940,871	$6,594,524
Restricted cash	2,198,786	769,263
Accounts receivable, net	9,454,474	8,462,413
Accounts receivable – related parties	878,876	523,970
Contract assets, net	465,717	731,642
Loan receivable, net	1,996,208	2,078,781
Marketable equity securities	4,980,098	7,281,188
Amount due from a related party, net	938,938	—
Prepayments and other current assets, net	256,464	169,018
Total current assets	30,110,432	26,610,799

Non-current assets
Property, plant and equipment, net	4,320,685	4,376,114
Right-of-use assets	94,573	53,193
Total non-current assets	4,415,258	4,429,307
TOTAL ASSETS	$34,525,690	$31,040,106

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(IN U.S. DOLLARS)

	December 31, 2025	June 30, 2026
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$10,292,377	$6,724,438
Accounts payable – related parties	32,798	43,328
Contract liabilities	25	275
Other payables and accrued liabilities	502,419	169,282
Lease liabilities – current	56,266	28,395
Borrowings	4,737,524	4,172,349
Amounts due to related parties	66,554	45,000
Warrant liabilities	22,383,800	—
Dividend payables	54,821	54,821
Total current liabilities	38,126,584	11,237,888

Non-current liability
Lease liabilities – non-current	39,177	24,798
Total non-current liability	39,177	24,798
TOTAL LIABILITIES	38,165,761	11,262,686

COMMITMENTS AND CONTINGENCIES

(DEFICIT) EQUITY
Ordinary shares, par value $0.0008 per share, 62,500,000 shares authorized including 50,000,000 Ordinary Shares and 12,500,000 Undesignated Shares; 8,623,102 and 15,376,572 issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	6,898	12,301
Additional paid-in capital	11,350,850	44,834,785
Accumulated deficit	(15,081,537)	(25,146,282)
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ (deficit) equity	(3,765,228)	19,659,365
Non-controlling interest	125,157	118,055
TOTAL (DEFICIT) EQUITY	(3,640,071)	19,777,420
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$34,525,690	$31,040,106

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2025	2026
REVENUES	$23,124,641	$25,100,878
REVENUES – RELATED PARTIES	63,159	1,432,713
TOTAL REVENUE	23,187,800	26,533,591

COST OF REVENUE	22,476,099	26,184,117
COST OF REVENUE – RELATED PARTIES	499,718	219,713
TOTAL COST OF REVENUE	22,975,817	26,403,830

GROSS PROFIT	211,983	129,761

General and administrative expenses	2,159,899	1,353,046
Total operating expenses	$2,159,899	$1,353,046

LOSS FROM OPERATIONS	$(1,947,916)	$(1,223,285)

OTHER INCOME (LOSS):
Interest income	20,878	60,227
Interest expense	—	(233,728)
Change in fair value of warrant liabilities	—	(11,811,648)
Gains on settlement of warrant liabilities	—	628,406
Net gains on marketable equity securities	—	2,512,725
Other income	1,468,587	12
Exchange gain (loss)	43,253	(4,556)
Total other income (loss)	1,532,718	(8,848,562)

LOSS BEFORE INCOME TAX	$(415,198)	$(10,071,847)
INCOME TAX	—	—
NET LOSS	$(415,198)	$(10,071,847)
LESS: INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,610	(7,102)
NET LOSS AND TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO PS INTERNATIONAL GROUP LTD.	$(416,808)	$(10,064,745)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	3,247,117	14,145,276
NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted	$(0.13)	$(0.71)

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(IN U.S. DOLLARS)

	Number of Shares*	Ordinary Shares*	Additional Paid-in Capital*	Retained Earnings (Accumulated Loss)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2024	3,247,117	2,598	10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488
Net (loss) income	—	—	—	(416,808)	—	(416,808)	1,610	(415,198)
Share based compensation expense	—	—	663,202	—	—	663,202	—	663,202
Balance as of June 30, 2025	3,247,117	$2,598	$11,238,731	$(283,531)	$(41,439)	$10,916,359	$125,133	$11,041,492

	Number of Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Loss	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2025	8,623,102	$6,898	$11,350,850	$(15,081,537)	$(41,439)	$(3,765,228)	$125,157	$(3,640,071)
Cashless exercise of warrants	6,753,470	5,403	33,561,639	—	—	33,567,042	—	33,567,042
Net loss	—	—	—	(10,064,745)	—	(10,064,745)	(7,102)	(10,071,847)
Share based compensation benefit	—	—	(77,704)	—	—	(77,704)	—	(77,704)
Balance as of June 30, 2026	15,376,572	$12,301	$44,834,785	$(25,146,282)	$(41,439)	$19,659,365	$118,055	$19,777,420

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(415,198)	$(10,071,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	13,979	109,014
Operating lease expenses	51,352	44,104
Net gains on marketable equity securities	—	(2,512,725)
Change in fair value of warrant liabilities	—	11,811,648
Share-based compensation expenses (benefits)	663,202	(77,704)
(Reversal) provision of expected credit loss, net	(29,781)	20,768
Reversal of provision for compensation and penalty	(1,458,857)	—
Gains on settlement of warrant liabilities	—	(628,406)
Loss on disposal of property, plant and equipment	—	1,051

Changes in operating assets and liabilities:
(Increase) Decrease in:
Accounts receivable	7,506,573	973,174
Accounts receivable – related party	58,479	354,906
Contract assets	661,951	(266,611)
Interest receivables included in loan receivables	—	(67)
Amount due from a related party	—	939,370
Other current assets	(1,100)	86,389
Increase (Decrease) in:
Accounts payable	(7,329,575)	(3,567,939)
Accounts payable – related party	(146,134)	10,530
Amounts due to related parties	(62,287)	(21,554)
Other payables and accrued liabilities	(161,785)	(333,137)
Provisions for penalty	(115,383)	—
Contract liabilities	(1,037)	250
Lease liabilities	(51,983)	(44,974)
NET CASH USED IN OPERATING ACTIVITIES	$(817,584)	$(3,173,760)

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026 (Continued)

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2025	2026
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of marketable equity securities	$—	$211,635
Loan granted	—	(83,076)
Purchase of property, plant and equipment	(1,014,208)	(165,494)
NET CASH USED IN INVESTING ACTIVITIES	$(1,014,208)	(36,935)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowings	—	(565,175)
NET CASH USED IN FINANCING ACTIVITIES	$—	$(565,175)
NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(1,831,792)	$(3,775,870)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	10,356,095	11,139,657
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$8,524,303	$7,363,787

Cash and cash equivalents at end of period	6,985,841	6,594,524
Restricted cash at end of period	1,538,462	769,263
Total cash and cash equivalents and restricted cash shown in the unaudited interim condensed consolidated statements of cash flows	$8,524,303	$7,363,787

Supplemental disclosure of cash flow information

	For the six months ended June 30,
	2025	2026

Interest received	20,878	60,160
Interest paid	—	(213,427)

 Non-cash investing and financing activities

	For the six months ended June 30,
	2025	2026

Cashless exercise for warrant liabilities	—	34,195,448

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

PS International Group Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on September 12, 2023. The Company is a company formed for the purposes of consolidating a group of operating business in the freight and logistics industry under one parent to maximize operational and financial synergies. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refer to its subsidiaries as a whole. The Company provides logistics and freight handling services.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”), incorporated under laws of Hong Kong and commenced its operations on May 27, 1993 and November 11, 2016, respectively, are the major business component of the Company. PSIHK and BGG are engaged in the provision of logistics and freight handling services. The Company holds a 99.2% equity interest in PSIHK, with the remaining 0.8% interest accounted for as a non-controlling interest. The Company holds 100% equity interest in BGG.

On July 19, 2024, ordinary shares of the Company commenced trading on The Nasdaq Capital Market under the symbol “PSIG.”

Reverse Stock Split

On October 6, 2025, the Company effected a reverse stock split of the Company’s issued and outstanding ordinary shares, by a ratio of 8-to-1 (the “Reverse Stock Split”). Accordingly, all ordinary shares and stock options, as well as per share information, for all periods presented in the unaudited interim condensed consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this Reverse Stock Split. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to $0.0008 but did not change the total number of authorized ordinary shares.

Private Placement

On November 7, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Private Placement”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share (the “Ordinary Shares”), of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant”) to purchase up to two Ordinary Shares, at an offering price of $1.80 per unit. The closing of the Private Placement took place on November 12, 2025 and the Company issued to the Purchasers 5,332,216 Ordinary Shares and Warrants to purchase up to 10,664,432 additional Ordinary Shares for aggregate gross proceeds of $9,597,989 and net proceeds of $8,574,364 after deducting placement agent fees and other offering expenses payable by the Company, and excluding any proceeds from the exercise of any Warrant.

Pursuant to the Securities Purchase Agreement, the Warrant became exercisable on their initial exercise date and will expire 5 years from the date of issuance. The exercise price per Ordinary Share purchasable upon exercise of the Warrant is $2.16 per Ordinary Share. The exercise price of the Warrant and number of Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting the Ordinary Shares. Each Warrant is exercisable at the option of the Purchasers at any time on or after the issuance date until the five-year anniversary of the issuance date.

(b)	Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conducts its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirements of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding services.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of June 30, 2026, and results of operations and cash flows for the six months ended June 30, 2025 and 2026. The consolidated balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2024 and 2025, and related notes included in the Company’s audited consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying unaudited interim condensed consolidated financial statements.

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the fair value measurement of warrant liabilities and shares issued at warrant exercise date, including the selection of appropriate valuation models and assumptions for the six months ended June 30, 2026 (June 30, 2025: nil).

Foreign currency

The Company’s reporting currency is United States dollars (“US$” or “$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HKD”).

The unaudited interim condensed consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HKD are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The following table shows the $ to HKD exchange rates used for translation of HKD-functional subsidiaries:

	For the six months ended June 30,
	2025	2026
Period end HKD: US$ exchange rate	7.8000	7.8000
Period average HKD: US$ exchange rate	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations and comprehensive loss.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“Hong Kong”).

Restricted cash

Restricted cash represents amounts held by banks as security for banking facilities and therefore is not available for the Company’s use until such time as banking facilities have been fulfilled or expired. The facility includes a letter of guarantee. As of December 31, 2025 and June 30, 2026, the letter of guarantee of $120,513 and $56,410 for operation from these banking facilities were utilized remaining unused portion of $1,417,948 and $1,482,051, respectively.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop its assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contract assets, loan receivables, marketable equity securities, other current assets, accounts payable, other payables and accrued liabilities, borrowings, dividend payables, warrant liabilities and amounts due from/to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, contract assets, loan receivables, marketable equity securities, other current assets, accounts payable, other payables and accrued liabilities, borrowings, dividend payables, warrant liabilities and amounts due from/to related parties approximate their fair value.

The warrant liabilities are adjusted to fair value on a recurring basis using the Black-Scholes valuation method. The Company determines fair value for warrant liabilities with Level 3 inputs because it requires unobservable inputs including liquidity discount and volatility in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The ordinary shares issued at warrant exercise date are adjusted to fair value using valuation techniques. The Company determines fair value for ordinary shares issued at warrant exercised date with Level 3 inputs because it requires unobservable inputs including liquidity discount in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company determines the fair value of its ordinary shares to be $4.97 per share by applying a liquidity discount of 21.85% to the market price of $6.36 per share. The aggregate fair value of the ordinary shares was $33,567,042.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired and liabilities assumed acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The assessment considers whether the warrants are freestanding financial instruments, whether they meet the definition of a liability under ASC 480, and whether they meet all of the criteria for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the Company has sufficient authorized and unissued shares to settle the instruments, among other conditions. This assessment requires the use of judgment and is performed at the time of issuance and reassessed at each reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all of the criteria for equity classification are recorded as liabilities at their fair value on the date of issuance and are subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has determined that its Warrants do not meet the criteria for equity classification under ASC 815 and are therefore classified as liabilities. The Warrants may require net cash settlement upon the occurrence of events that are not solely within the control of the Company.

Marketable equity securities

The Company’s investments in marketable equity securities are carried at fair value with the changes in unrealized gains and losses recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss).

Accounts receivable

Accounts receivable are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assesses the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. In evaluating the expected credit loss, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If allowance for expected credit losses are to be provided for, or written off, they would be recognized in the audited consolidated statements of operations and comprehensive loss within operating expenses. Balance of allowance for expected credit loss was $62,453 and $81,340 as of December 31, 2025 and June 30, 2026, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Buildings	22 years
Leasehold improvements	22 years
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixtures	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the unaudited interim condensed consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended June 30, 2025 and 2026.

Lease

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the Company’s office lease. The Company reviews the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting pronouncements adopted

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that permits an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Company adopted this ASU prospectively for the six months ended June 30, 2026, and its adoption did not have a material effect on the Company’s unaudited interim condensed consolidated financial statements.

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers in Hong Kong. The contracts with customers generally contain a single performance obligation as the customer cannot benefit from facilitating services on its own but be bundled with the freight services since the customer’s purpose for entering into this contract is to transport goods from the origin to the destination. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized.

(a) Air freight forwarding services

Revenue was recognized based on the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. The typical amount of time spent rendering air freight forwarding services is three to five days.

(b) Ocean freight forwarding services

Revenue was recognized based on time-in-transit to measure the progress. The typical amount of time spent rendering ocean freight forwarding services is approximately three to four weeks. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer.

(c) Ancillary services

The Company also provides certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company performs the obligations. Pricing for its services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $466,917 and $733,528 at December 31, 2025 and June 30, 2026, respectively. Contract assets are included within current assets in the accompanying consolidated balance sheets.

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $25 and $275 at December 31, 2025 and June 30, 2026, respectively. The revenue recognized during the period ended June 30, 2025 and 2026 that was included in contract liabilities as of January 1, 2025 and 2026 amounted to $1,525 and $25, respectively.

All the Company’s air and ocean freight forwarding and ancillary services are for periods of one year or less. As permitted under ASC 606-10-50-14, the transaction price allocated to the remaining performance obligations under those contracts is not disclosed.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Shipping and handling costs

All shipping and handling costs are expensed as incurred.

Advertising

All advertising costs are expensed as incurred. During the six months ended June 30, 2025 and 2026, the total amount charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss in respect of the Company’s advertising costs incurred was $3,526 and $329, respectively.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a defined contribution Mandatory Provident Fund retirement benefit scheme by the local laws in Hong Kong. During the period ended June 30, 2025 and 2026, the total amount charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss in respect of the Company’s costs incurred in the scheme was $29,316 and $16,594, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation

The Company recognizes share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges immediate up to two years. The Company accounts for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end. The Company issues new ordinary shares upon exercise of stock options.

Income tax

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2025 and June 30, 2026, the Company did not have an asset for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Comprehensive loss

Comprehensive loss is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive loss consists of foreign currency translation. The Company presents comprehensive loss in accordance with ASC 220, Comprehensive Income.

Loss per share

The Company calculates loss per share in accordance with ASC Topic 260 “Earnings per Share.” Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive.

As of December 31, 2025 and June 30, 2026, the Company’s potentially dilutive securities, which include share options and warrants, have been excluded from the computation of diluted loss per share as the effect would be to reduce the loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted loss per share attributable to shareholders is the same.

The 6,753,470 Ordinary Shares issued upon the cashless exercise are included in the computation of basic and diluted loss per share from February 3, 2026. As of June 30, 2026, no Warrants were outstanding. Diluted loss per share equals basic loss per share for the six months ended June 30, 2026 because the Company reported a net loss and all potentially dilutive securities, including the unit purchase options described above, were anti-dilutive in accordance with ASC 260.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2025 and June 30, 2026.

Provision for compensation

The Company recognizes a provision for staff injury compensation in accordance with the requirements of ASC 450. This provision is established to account for potential liabilities arising from work-related injuries or illnesses incurred by the Company’s employee. The provision is calculated based on estimated maximum future cash outflows to settle the staff injury claim in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. The claim considers the assessment of loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury.

Management believes that the provision for compensation adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows (i.e. court decisions may require adjustments to provision.) Any adjustments will increase/decrease in the provision in the period in which the change occurs.

During the six months ended June 30, 2025, a staff injury case was settled and fully compensated by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed and recognized as other income for the six months ended June 30, 2025.

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC 450. The Company was involved in a dispute with one of its suppliers regarding a penalty claim. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. As of December 31, 2024, the best estimate of the amount is $1,245,625.

Management believes that the provision for penalty adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision was reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows. Any adjustments will increase/decrease in the provision in the period in which the change occurs.

During the six months ended June 30, 2025, the management reached a settlement agreement with the supplier for $115,383, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,242 was reversed during the six months ended June 30, 2025.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Non-controlling interest

Non-controlling interest are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interest are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Economic and political risks

The Company’s operations are conducted in Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange, such as tariffs imposed by other countries. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong and countries in the where its goods are imported, as well as by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and contract assets and loan receivables. All of the Company’s cash and cash equivalents and restricted cash is maintained with banks in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (equivalent to HKD800,000). The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivable and contract assets is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers and borrowers to help further reduce credit risk. The maximum amount of loss due to credit risk are gross carrying amounts for these financial assets that disclosed in the unaudited interim condensed consolidated balance sheets or elsewhere in the notes to the unaudited interim condensed consolidated financial statements.

Exchange risk

The reporting currency of the Company is $. To date the majority of the revenues and costs are denominated in HKD and a significant portion of the assets and liabilities are denominated in HKD. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise. Under the Linked Exchange Rate System in Hong Kong, HKD is pegged to $. Therefore the Company does not expose to significant exchange rate risk in respect of its assets and liabilities denominated in HKD.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 improves existing guidance within Accounting Standards Codification (“ASC”) Topic 270 by clarifying the scope and applicability of the standard and by providing a comprehensive list of interim disclosure requirements. ASU 2025-11 also establishes a principle to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact this ASU will have on its unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the six months ended June 30,
	2025		2026
Major customers representing more than 10% of the Company’s revenues
Customer A	$12,873,417	55.52%	$3,344,960	12.61%
Customer B	—	0.00%	8,224,869	31.00%
Customer C	—	0.00%	3,360,236	12.66%
Total Revenues	$12,873,417	55.52%	$14,930,065	56.27%

Revenues from the Company’s major customers accounted for 55.52% and 56.27% of total revenues balances for the six months ended June 30, 2025 and 2026, respectively.

	As of December 31,		As of June 30,
	2025		2026
Major customers of the Company’s accounts receivable
Customer A	$3,571,102	34.56%	$1,242,762	13.71%
Customer B	2,737,837	26.50%	2,408,822	26.56%
Customer C	—	0.00%	1,381,078	15.23%
Total	$6,308,939	61.06%	$5,032,662	55.50%

Accounts receivable from the Company’s major customers accounted for 61.06% and 55.50% of total accounts receivable balances as of December 31, 2025 and June 30, 2026, respectively.

	For the six months ended June 30,
	2025		2026
Major suppliers of the Company’s cost of revenue
Supplier A	$2,931,950	12.76%	$1,305,725	4.95%
Supplier B	4,418,879	19.23%	5,064,054	19.18%
Total Cost of Revenue	$7,350,829	31.99%	$6,369,779	24.13%

Cost of revenue from the Company’s major suppliers accounted for 31.99% and 24.13% of total cost of revenue balances for the six months ended June 30, 2025 and 2026, respectively.

	As of December 31,		As of June 30,
	2025		2026
Major suppliers of the Company’s accounts payable
Supplier A	$1,085,894	10.52%	$401,654	5.93%
Supplier B	824,737	7.99%	934,738	13.81%
Supplier C	311,301	3.02%	217,031	3.21%
Supplier D	541,009	5.24%	221,268	3.27%
Total	$2,762,941	26.77%	$1,774,691	26.22%

Accounts payable from the Company’s major suppliers accounted for 26.77% and 26.22% of total accounts payable balances as of December 31, 2025 and June 30, 2026, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – OTHER INCOME

	For the six months ended June 30,
	2025	2026
Management fee income	$1,946	$—
Management fee income from a related party	7,784	—
Reversal of provision for penalty*	1,130,242	—
Reversal of provision for compensation**	328,615	—
Miscellaneous income	—	12
Total	$1,468,587	$12

*	During the six months ended June 30, 2025, the management reached a settlement agreement with the supplier for $115,383, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,242 was reversed and recognized as other income for the six months ended June 30, 2025.

**	During the six months ended June 30, 2025, a staff injury case was settled and fully compensated by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed and recognized as other income for the six months ended June 30, 2025.

NOTE 5 – RESTRICTED CASH

Restricted cash represents amounts held by bank as security for banking facilities and therefore it is not available for the Company’s use until such time as the banking facilities have been fulfilled or expired.

As of December 31, 2025 and June 30, 2026, the Company pledged its fixed deposits of $2,198,786 and $769,263 for letter of guarantee from Nanyang Commercial Bank, Limited. As of December 31, 2025 and June 30, 2026, the letter of guarantee of $120,513 and $56,410 for operation was utilized remaining unused portion of $1,417,948 and $1,482, 051.

As of December 31, 2025 and June 30, 2026, all restricted cash has original maturities of three months or less when acquired.

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for expected credit loss:

	As of December 31,	As of June 30,
	2025	2026

Accounts receivable	$9,516,927	$8,543,753
Less: allowance for expected credit loss	(62,453)	(81,340)
Total	$9,454,474	$8,462,413

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2025	2026

Balance at beginning of the year/period	$(80,056)	$(62,453)
Reversal (provision)	17,603	(18,887)
Total	$(62,453)	$(81,340)

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – CONTRACT ASSETS, NET AND LIABILITIES

Contract assets is presented net of allowance for expected credit loss.

	As of December 31,	As of June 30,
	2025	2026
Contract assets	$466,917	$733,528
Less: allowance for expected credit loss	(1,200)	(1,886)
Total	$465,717	$731,642

The movement of contract assets is as follows:

	As of December 31,	As of June 30,
	2025	2026

Balance at beginning of the year/period	$1,060,590	$466,917
Additions	53,151,084	26,533,591
Reclassified to receivables due to billings	(53,744,757)	(26,266,980)
Total	$466,917	$733,528

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2025	2026

Balance at beginning of the year/period	$(2,919)	$(1,200)
Reversal (provision)	1,719	(686)
Total	$(1,200)	$(1,886)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $25 and $275 as of December 31, 2025 and June 30, 2026, respectively.

NOTE 8 — LOAN RECEIVABLE, NET

In December 2025, the Company entered into a loan agreement to lend $2,000,000 to an independent third party for business collaboration purposes. The loan is unsecured, bears interest at a rate of 6% per annum, and has an initial term of three months. The loan will automatically renew for successive additional three-month terms unless either party provides written notice of non-renewal.

Interest income of nil and $60,000 from this loan receivable was recognized for the six months ended June 30, 2025 and 2026, respectively.

In June 2026, the Company entered into a loan agreement to lend $83,076 to an independent third party for business collaboration purposes. The loan is unsecured, bears interest at a rate of 4.9% per annum, with total interest expected to be approximately $4,103. The principal is repayable in 11 monthly installments of $6,923, with the remaining balance and accrued interest payable in the 12th installment.

Interest income of nil and $67 from this loan receivable was recognized for the six months ended June 30, 2025 and 2026, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — LOAN RECEIVABLE, NET (CONTINUED)

Loan receivable is presented net of allowance for expected credit losses:

	As of December 31,	As of June 30,
	2025	2026
Loan receivable, unsecured
—Principal	$2,000,000	$2,083,076
—Interest receivables	10,000	10,067
	$2,010,000	$2,093,143
Less: allowance for expected credit losses	(13,792)	(14,362)
Total	1,996,208	2,078,781

The movement of allowance for expected credit losses is as follows:

	As of December 31,	As of June 30,
	2025	2026
Balance at beginning of the year/period	$—	$(13,792)
Provision	(13,792)	(570)
Total	$(13,792)	$(14,362)

NOTE 9 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit loss:

	As of December 31,	As of June 30,
	2025	2026
Prepayments and other current assets	$257,252	$170,863
Less: allowance for expected credit loss	(788)	(1,845)
Total	$256,464	$169,018

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2025	2026

Balance at beginning of the year/period	$(877)	$(788)
Reversal (provision)	89	(1,057)
Total	$(788)	$(1,845)

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — MARKETABLE EQUITY SECURITIES

Marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

Marketable equity securities consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Cost	$4,977,798	$4,803,878
Unrealized gains	2,300	2,477,310
Total	$4,980,098	$7,281,188

As of December 31, 2025 and June 30, 2026, the equity securities primarily consist of 830,000 and 801,000 shares of XMax Inc. (the “XMax Shares”), which are listed on the Nasdaq Capital Market under the ticker symbol “XMAX” (December 31, 2025: “XWIN”). As of December 31, 2025 and June 30, 2026, the XMax Shares had a cost of $4,977,798 and $4,803,878 and a fair value of $4,980,098 and $7,281,188, respectively.

The XMax Shares are pledged as collateral to secure other borrowings of $2,009,569 and $1,512,334 which are included in current liabilities as of December 31, 2025 and June 30, 2026, respectively.

The unrealized gains on marketable equity securities were nil and $2,475,010 for the six months ended June 30, 2025 and 2026, respectively.

The Company determines the fair value of marketable equity securities using Level 1 inputs based on quoted market prices in active markets.

During the six months ended June 30, 2025 and 2026, the Company sold nil and 29,000 shares of XMax Shares with a realized gain of nil and $37,715 recorded in net gains on marketable equity securities.

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2025 and June 30, 2026, property, plant and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026

Buildings	$4,245,378	$4,245,378
Leasehold improvement	116,729	152,518
Machinery and equipment	474,220	473,925
Motor vehicles	354,408	354,408
Furniture and fixtures	94,261	102,060
Total property plant and equipment, at cost	5,284,996	5,328,289
Less: accumulated depreciation	(964,311)	(952,175)
Total property, plant and equipment, net	$4,320,685	$4,376,114

Depreciation expense for the six months ended June 30, 2025 and 2026 was $13,979, and $109,014, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – LEASES

The Company has various operating leases for office space and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR ranged from 5.25% to 6.13% and 5.25% to 6.13% as of December 31, 2025 and June 30, 2026, respectively.

As of December 31, 2025 and June 30, 2026, the right-of-use assets totaled $94,573 and $53,193, respectively.

As of December 31, 2025 and June 30, 2026, lease liabilities consist of the following:

	As of December 31,	As of June 30,
	2025	2026

Lease liabilities - current portion	$56,266	$28,395
Lease liabilities - non-current portion	39,177	24,798
Total	$95,443	$53,193

During the six months ended June 30, 2025 and 2026, the Company incurred total operating lease expenses of $51,352 and $44,104, respectively

Other lease information is as follows:

	For the six months ended June 30,
	2025	2026
Weighted-average remaining lease term - operating leases	0.8 year	1.9 year
Weighted-average discount rate - operating leases	6.03%	5.25%

The following is a schedule of future minimum payments under operating leases as of June 30, 2026:

As of June 30,
Within 12 months	$30,462
More than 12 months and within 24 months	25,384
Total lease payments	55,846
Less: imputed interest	(2,653)
Total operating lease liabilities, net of interest	$53,193

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,	As of June 30,
	2025	2026

Provision for staff bonus and unused annual leave	$58,603	$25,619
Accrued staff salaries	129,737	27,094
Accrued administrative expenses	309,028	116,314
Other payables	5,051	255
Total	$502,419	$169,282

NOTE 14 – ACCOUNTS PAYABLE

Accounts payable are summarized as follow:

	As of December 31,	As of June 30,
	2025	2026

Freight fee and other handling charges	$10,292,377	$6,724,438
Freight fee and other handling charges – related party	32,798	43,328
Total	$10,325,175	$6,767,766

NOTE 15 — BORROWINGS

As of December 31, 2025 and June 30, 2026, interest-bearing borrowings consist of the following:

		As of December 31,	As of June 30,
	Notes	2025	2026
Secured bank loan, due October 2040	(1)	$2,727,955	$2,660,015
Other secured borrowings	(2)	2,009,569	1,512,334
Total		$4,737,524	$4,172,349

Notes:

(1)	The secured bank loan was obtained from Nanyang Commercial Bank, Limited and bears interest at Hong Kong dollar prime rate minus 1.2% per annum. The bank borrowing is collateralized by the Company’s property with an aggregate net carrying amount of $4,221,256 and $4,124,771 as of December 31, 2025 and June 30, 2026. The secured bank loan contains a repayment-on-demand clause and is therefore classified as current liability. Interest expense of nil and $59,542 on this secured bank loan was recognized for the six months ended June 30, 2025 and 2026.

(2)	The other secured borrowings were obtained from a financial institution, an independent third party, and are collateralized by marketable equity securities with a carrying amount of $4,980,098 and $7,281,188 as of December 31, 2025 and June 30, 2026. The borrowings bear interest at 19.25% to 19.50% per annum and have no fixed repayment terms. Interest expense of nil and $174,186 on these borrowings was recognized for the six months ended June 30, 2025 and 2026.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — BORROWINGS (CONTINUED)

As of June 30, 2026, annual contractual repayments on bank borrowings in the next five fiscal years and thereafter are as follows:

As of June 30, 2026
June 30, 2027	$244,925
June 30, 2028	244,925
June 30, 2029	244,925
June 30, 2030	244,925
June 30, 2031	244,925
Thereafter	2,285,964
$3,510,589
Less: Interest	(850,574)
Total bank borrowings, net of interest	2,660,015

As of June 30, 2026, annual principal maturities on bank borrowings maturing in the next five fiscal years and thereafter are as follows:

As of June 30, 2026
June 30, 2027	$139,801
June 30, 2028	145,567
June 30, 2029	151,571
June 30, 2030	157,822
June 30, 2031	164,332
Thereafter	1,900,922
Total bank borrowings, net of interest	2,660,015

NOTE 16 — WARRANTS

Unit purchase options

In connection with the business combination with AIB Acquisition Corporation in July 18, 2024, there were 431,250 unit purchase options held by Maxim Partners LLC, which can be exercised until January 17, 2027, at an exercise price of $11 per unit before the Reverse Stock Split. As of December 31, 2025 and June 30, 2026, none of the unit purchase options have been exercised. The fair value of the unit purchase options was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 15.39%, (2) risk-free interest rate of 4.36%, (3) time to expiration of 2.5 years, (4) exercise price of $11 per unit before the Reverse Stock Split and (5) share price of $3.41 per unit before the Reverse Stock Split as of the grant date. Due to the market conditions of the Company’s share prices, the fair value of the unit purchase options was not material to the consolidated financial statements for the year/period presented.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — WARRANTS (CONTINUED)

The Warrants issued in the Private Placement

In November 2025, the Company issued 5,332,216 Warrants in the Private Placement to purchase up to 10,664,432 Ordinary Shares at an exercise price of $2.16 per Ordinary Share, with a term of five years expiring in November 2030. As of December 31, 2025, 5,332,216 Warrants to purchase 10,664,432 Ordinary Shares were outstanding. On February 3, 2026, the Company issued 6,753,470 Ordinary Shares to Purchasers in exchange for all the existing Warrants issued in the Private Placement that included an alternate cashless exercise provision held by the Purchasers pursuant to the warrant agreement.

The Purchasers exercised all of the Warrants then outstanding pursuant to the alternate cashless exercise provision of the warrant agreement, without the payment of any cash exercise price. Under the alternate cashless exercise provision, the number of Ordinary Shares issuable upon exercise of the Warrants was determined based on the volume weighted average price of the Ordinary Shares at the time of exercise.

A summary of the activities of the Warrants issued in the Private Placement is presented in the following table:

	As of December 31,	As of June 30,
	2025	2026

Balance at beginning of the year/period	$—	$22,383,800
Warrants issued	15,654,091	—
Fair value change in the warrant liabilities	6,729,709	11,811,648
Warrants cashless exercised	—	(34,195,448)
Total	$22,383,800	$—

In connection with the settlement, the Company derecognized warrant liabilities with a carrying amount of $34,195,448 and recorded the issuance of the 6,753,470 Ordinary Shares at an aggregate amount of $33,567,042, consisting of ordinary shares of $5,403 and additional paid-in capital of $33,561,639. The excess of the carrying amount of the warrant liabilities over the fair value of the Ordinary Shares issued of $628,406 was recognized as a gain on settlement of warrant liabilities. The fair value of the Ordinary Shares issued did not exceed the fair value of the Warrants surrendered; accordingly, no deemed dividend was recorded in connection with the cashless exercise.

The following are the assumptions used in valuing the warrant liabilities by Black-Scholes model as of December 31, 2025 and exercise date (in percentages, except as noted):

	As of
	December 31, 2025	Exercise date
Liquidity discount	21.80	21.85
Volatility	27.99	28.16
Risk-free rate	3.71	3.81
Expected life (years)	4.87	4.78
Dividend yield	0.00	0.00
Exercise price	$2.16	$2.16
Market price	$4.88	$6.36

The warrant liabilities were classified within Level 3 of the fair value hierarchy, as their fair values were determined using significant unobservable inputs, including liquidity discount and volatility. During the period, warrants were exercised on a cashless basis; such warrants were settled based on the observable volume weighted average price of the underlying shares and are reflected as settlements in the Level 3 rollforward. There were no transfers into or out of Level 3 during the periods presented.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SHAREHOLDERS’ EQUITY

As of December 31, 2025 and June 30, 2026, the Company was authorized to issue 62,500,000 ordinary shares including 50,000,000 Ordinary Shares and 12,500,000 Undesignated Shares, $0.0008 par value per share.

Reverse Stock Split

Please refer to Note 1 regarding the Reverse Stock Split for details.

Private Placement

Please refer to Note 1 regarding the Private Placement for details. On February 3, 2026, the Company issued 6,753,470 Ordinary Shares to Purchasers in exchange for all the existing Warrants issued in the Private Placement that included an alternate cashless exercise provision held by the Purchasers pursuant to the warrant agreement.

Share options

In connection with the 2024 Plan as defined and mentioned in Note 18, 255,500 share options were exercised and 255,500 ordinary shares of the Company were issued accordingly as of December 31, 2025 and June 30, 2026.

Dividends

The ordinary shareholders are entitled to receive dividends, if and when declared by the Company’s board of directors. There is no declaration of dividends for the six months ended June 30, 2025 and 2026.

NOTE 18 — SHARE-BASED COMPENSATION

In July 2024, the board of directors of the Company approved the grant of 302,500 share options, representing 302,500 ordinary shares of the Company to certain directors, employees and consultants under the 2024 Share Incentive Plan of the Company. The maximum number of ordinary shares that may be issued under the 2024 Share Incentive Plan (the “2024 Plan”) is 315,878 ordinary shares. The exercise price is $0.08 per ordinary share.

Compensation expense is recognized over the vesting period of the share options based on the fair value of the shares at the grant date. The fair value of share options is determined using the Binomial Option Pricing Model. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest on the second anniversary. As of December 31, 2025 and June 30, 2026, a total of 302,500 shares have been granted under the 2024 Plan.

The weighted average grant date fair value is $23.68 ($2.96 before giving effect to the Reverse Stock Split) for the year ended December 31, 2024. The following are the assumptions used in valuing the share options on the grant date during the year ended December 31, 2024 (in percentages, except as noted):

As of the
grant date
Volatility	15.69
Risk-free rate	4.12
Pre-vesting forfeiture rate	0.00 – 15.92
Dividend yield	0.00

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SHARE-BASED COMPENSATION (CONTINUED)

A summary of changes in the Company’s nonvested share options for the year is summarized as follows:

		Weighted
		average grant
	Number of	date per share
	shares	fair value
Balance at January 1, 2025	65,625	$24.25
Vested and exercised	(43,750)	24.94
Forfeited	(12,125)	22.87
Non-vested at December 31, 2025	9,750	$22.87

Balance at January 1, 2026	9,750	$22.87
Forfeited	(5,500)	19.53
Non-vested at June 30, 2026	4,250	$27.21

As of December 31, 2025 and June 30, 2026, there was $29,696 and nil unrecognized share-based compensation expenses related to nonvested shares granted under the 2024 Plan. The total fair value of share options vested during the year ended December 31, 2025 and six months ended June 30, 2026 was $1,091,293 and nil, respectively.

The share-based compensation expense and benefit related to share options are recorded as components of general and administrative expenses.

NOTE 19 – DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended June 30,
	2025	2026

Freight forwarding services
- Air freight	$22,552,413	$26,295,812
- Ocean freight	599,588	236,003
Subtotal	23,152,001	26,531,815
Ancillary logistic services	35,799	1,776
Total	$23,187,800	$26,533,591

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – DISAGGREGATED REVENUES (CONTINUED)

Information for the Company’s breakdown of revenue from freight forwarding services for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended June 30,
	2025	2026

Export shipments
- Air	$22,551,083	$26,295,812
- Ocean	598,148	234,420
- Subtotal	23,149,231	26,530,232

Import shipments
- Air	1,330	—
- Ocean	1,440	1,583
- Subtotal	2,770	1,583
Total	$23,152,001	$26,531,815

Information for the Company’s breakdown of export revenue destination for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended June 30,
	2025		2026

United States	$16,447,419	71.05%	$15,093,633	56,89%
Canada	935,807	4.04%	213,254	0.80%
France	60,860	0.26%	20,232	0.08%
United Kingdom	1,558,376	6.73%	1,512,267	5.70%
The Netherlands	1,618,362	7.00%	926,938	3.49%
Mexico	6,652	0.03%	7,110,033	26.80%
Others (Note)	2,521,755	10.89%	1,653,875	6.24%
Total export revenue	$23,149,231	100%	$26,530,232	100%

Note: Others represent several countries including, among others, Qatar, Japan, Malaysia and Cyprus, etc.

Information for the Company’s breakdown of revenue by types of customers for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended June 30,
	2025	2026

Freight forwarders	$23,040,700	$21,961,910
Direct customers	147,100	4,571,681
Total	$23,187,800	$26,533,591

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – INCOME TAX

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-owned subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended June 30, 2025 and 2026, the Company generated substantially all of its taxable income in Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2025	2026
Hong Kong profit tax:
- Current period	$—	$—
Income tax expenses	$—	$—

The effective tax rates on loss before income taxes for the six months ended June 30, 2025 and 2026 was 0%.

The Company is headquartered in Hong Kong and the subsidiaries incorporated in Hong Kong functions as the Company’s primary business operation center. Therefore, the Company uses Hong Kong’s income tax rate as applicable statutory income tax rate. As previously disclosed for the six months ended June 30, 2025, prior to the adoption of ASU 2023-09, a reconciliation of the differences between the Hong Kong statutory income tax rate and the Company’s effective income tax rate is as follows:

The following table reconciles statutory rate to effective tax rate:

For the six months ended June 30,
2025

Hong Kong statutory income tax rate	16.50%
- Non-taxable income	56.77%
- Non-deductible expenses	(39.32)%
- Deductible temporary difference not recognized	(0.07)%
- Tax loss not recognized	(33.88)%
Effective tax rate	0.00%

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – INCOME TAX (CONTINUED)

The table below provides the updated requirements of ASU No. 2023-09 for the six months ended June 30, 2026.

Income (loss) before provision for income tax were generated in the following jurisdictions:

For the six months ended June 30, 2026
Domestic component
Hong Kong	(899,198)
Foreign components
BVI	2,305,843
Cayman	(11,478,492)
Total	(10,071,847)

A reconciliation of the Hong Kong statutory income tax rate of 16.5% to the Company’s effective income tax rate for the six months ended June 30, 2026 is as follows:

	For the six months ended June 30, 2026
Loss before provision for income tax	(10,071,847)
Hong Kong income tax rate	(1,661,855)	16.50%
Foreign tax effects
Statutory tax rate difference between foreign jurisdictions and Hong Kong	1,509,257	(14.98)%
Other nontaxable or nondeductible items, net	3,984	(0.04)%
Temporary differences not recognized	(13,586)	0.13%
Tax losses not recognized	162,200	(1.61)%
	—	0.0%

Significant components of the Company’s net deferred tax assets were as follows:

	As of
	December 31, 2025	June 30, 2026
Deferred tax asset
Net operating loss carryforwards	$27,143	$187,228
Total deferred tax asset	27,143	187,228
Valuation allowance	(27,143)	(187,228)
Deferred tax asset, net of allowance	$—	$—

All net operating loss carryforwards are in Hong Kong and do not expire.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $27,143 and $187,228 was required as of December 31, 2025 and June 30, 2026 for the deferred tax asset due to the unpredictability of future profit streams.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationship with the Company
Rich Fame International Limited	It is owned as to 50%, 25% and 25% by Mr. Yee Kit Chan (Mr. Chan), one of the directors of the Company, Ms. Jingyu Hao (the spouse of Mr. Chan), and Ms. Hoi Huen Heidi Chan (the daughter of Mr. Chan), respectively.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Chan.

(b) Summary of balances with related parties:

		As of December 31,	As of June 30,
Amounts due to related parties:	Note	2025	2026

Profit Sail International Express (SZX) Company Limited	(1)	$21,554	$—
Rich Fame International Limited	(1)	45,000	45,000
Total		$66,554	$45,000

		As of December 31,	As of June 30,
Amount due from a related party:	Note	2025	2026

Profit Sail International Express (SZX) Company Limited	(2)	$938,938	$—
Total		$938,938	$—

		As of December 31,	As of June 30,
Account receivables from a related party	Note	2025	2026

Profit Sail International Express (SZX) Company Limited		$878,876	$523,970
Total		$878,876	$523,970

Notes:

1.	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

2.	Amount due from a related party represents the freight forwarding service fee paid on behalf of the related party by the Company. Management is in the opinion that such expense paid on behalf arrangement is solely for the purposes of the Company’s business development in the Chinese Mainland and it is in accordance with the applicable laws and regulations. All the amount was settled during the six months ended June 30, 2026.

3	Accounts receivable represents services fee income receivables from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – RELATED PARTY TRANSACTIONS (CONTINUED)

Amount due from a related party is presented net of allowance for expected credit losses:

	As of December 31,	As of June 30,
	2025	2026
Amount due from a related party	$939,370	$—
Less: allowance for expected credit losses	(432)	—
Total	$938,938	$—

The movement of allowance for expected credit losses is as follows:

	As of December 31,	As of June 30,
	2025	2026
Balance at beginning of the year	$—	$(432)
(Provision) reversal	(432)	432
Total	$(432)	$—

(c) Summary of related party transactions:

A summary of trade transactions with related parties for the six months ended June 30, 2025 and 2026 are listed below:

	For the six months ended June 30,
Services fee income from a related party:	2025	2026
Profit Sail International Express (SZX) Company Limited	$63,159	$1,432,713
Total	$63,159	$1,432,713

The amounts for the six months ended June 30, 2025 and 2026 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Freight charges and other handling charges charged by related parties:	2025	2026
Profit Sail International Express (SZX) Company Limited	$499,718	$219,713
Total	$499,718	$219,713

The amounts for the six months ended June 30, 2025 and 2026 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Other income - management fee income from a related party:	2025	2026
Profit Sail International Express (SZX) Company Limited	$7,784	$-
Total	$7,784	$-

The amounts for the six months ended June 30, 2025 and 2026 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The management fee was based on the Company’s workload devoted to the related party.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the freight forwarding services. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) as reported on the consolidated statements of operations and comprehensive income (loss). Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

NOTE 23 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the unaudited interim condensed consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2026 to the date of November 3, 2026, these unaudited interim condensed consolidated financial statements were issued, and has determined that it does not have any material events to disclose, except disclosed elsewhere in the notes to the unaudited interim condensed consolidated financial statements.

Shelf Registration Statement on Form F-3

On August 4, 2026, the Company filed a registration statement on Form F-3 (File No. 333-297955) with the U.S. Securities and Exchange Commission (the “SEC”) using a shelf registration process, and the registration statement was declared effective by the SEC on August 19, 2026. Under the shelf registration statement, the Company may, from time to time, offer and sell, in one or more offerings, up to an aggregate initial offering price of US$200,000,000 of ordinary shares, warrants to purchase ordinary shares, debt securities, rights and units (or any combination thereof), at prices and on terms to be determined at the time of sale and described in one or more prospectus supplements.

This event is a non-recognized subsequent event and, accordingly, has no effect on the unaudited interim condensed consolidated financial statements. As of the date these unaudited interim condensed consolidated financial statements were issued, no securities had been offered or sold under the shelf registration statement.